SEC FILE NO. 70-7862




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             CERTIFICATE PURSUANT TO
                                     RULE 24
                      OF PARTIAL COMPLETION OF TRANSACTIONS



                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935







                      JERSEY CENTRAL POWER & LIGHT COMPANY

                           METROPOLITAN EDISON COMPANY

                          PENNSYLVANIA ELECTRIC COMPANY



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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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           In the Matter of              )
                                         )
JERSEY CENTRAL POWER & LIGHT COMPANY     )
    METROPOLITAN EDISON COMPANY          )
   PENNSYLVANIA ELECTRIC COMPANY         )
                                         )
           SEC File No. 70-7862          )
                                         )
        (Public Utility Holding          )
          Company Act of 1935)           )
----------------------------------------X

To the Members of the Securities and Exchange Commission:

                  The undersigned, Jersey Central Power & Light Company ("JCP&L"), Metropolitan Edison Company ("Met-Ed") and Pennsylvania Electric Company ("Penelec", collectively, the "GPU Companies") hereby certify pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, as amended, that certain of the transactions authorized by the Commission's Supplemental Order dated November 3, 1998, have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application, as post-effectively amended, in SEC File No. 70-7862 as follows:

                  1. On November 5, 1998, JCP&L entered into a Second Amended and Restated Nuclear Material Lease Agreement, dated as of November 5, 1998 (the "Amended Oyster Creek Lease"), with Oyster Creek Fuel Corp., a Delaware corporation wholly-owned by United


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States  Trust  Company  of New York,  as Owner  Trustee  under a certain  Second
Amended and Restated Trust Agreement, dated as of November 5, 1998 (the "Amended Trust Agreement"). The Amended Oyster Creek Lease provides for the lease by Oyster Creek Fuel Corp. to JCP&L of nuclear fuel, assemblies and component parts ("Nuclear Material") for use at JCP&L's Oyster Creek nuclear generating station. Under the Amended Oyster Creek Lease, total Acquisition Costs (as therein defined) for Nuclear Material may not exceed $90 million outstanding at any one time. Simultaneously, Oyster Creek Fuel Corp. entered into a Credit Agreement, dated as of November 5, 1998, with The First National Bank of Chicago ("First
Chicago"),   as  Administrative  Agent,  PNC  Bank,  National  Association,   as
Syndication Agent, and First Chicago Capital Markets, Inc. and PNC Capital Markets, Inc., as Arrangers thereunder and the Banks party thereto ("Oyster Creek Credit Agreement"), and a Security Agreement and Assignment of Contracts dated as of November 5, 1998 with First Chicago, as Collateral Agent. Thereafter, Oyster Creek Fuel Corp., through a commercial paper depositary, issued commercial paper under the Oyster Creek Credit Agreement in the aggregate face amount of $76,104,000. The proceeds of such issuance were used to pay (i) Union Bank of Switzerland, New York Branch ("UBS") the amount outstanding under a certain Credit Agreement dated as of November 17, 1995, among UBS, as Arranging Agent, Issuing Bank and Administrative Agent, Canadian Imperial Bank of Commerce, Mellon Bank, N.A. and PNC Bank, National Association as Lead Managers and


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the Bank's parties thereto,  under which Oyster Creek Fuel Corp. made borrowings to provide for the acquisition of Nuclear Material and (ii) certain costs associated with the establishment of the Oyster Creek Credit Agreement. Such agreement with UBS and related documents were terminated upon the making of such payment to UBS.

                  2. The commercial paper issued by Oyster Creek Fuel Corp. on November 5, 1998 was issued at a blended rate of 5.62%. It is expected that Oyster Creek Fuel Corp. will issue additional commercial paper or make borrowings under the Oyster Creek Credit Agreement to pay for Acquisition Costs as they are incurred from time to time.

                  3. On November 5, 1998, JCP&L, Met-Ed and Penelec each entered into separate Amended and Restated Nuclear Material Lease Agreements, dated as of November 5, 1998 (the "Amended TMI-1 Leases"), with TMI-1 Fuel Corp., a Delaware corporation wholly-owned by United States Trust Company of New York, as Owner Trustee under the Amended Trust Agreement, providing for the lease to the GPU Companies of Nuclear Material for use at their Three Mile Island Unit 1 nuclear generating station ("TMI-1") in proportion to their respective undivided ownership interests therein (i.e., JCP&L - 25%; Met-Ed - 50%; and Penelec - 25%). Under the Amended TMI-1 Leases, total Acquisition Costs (as therein defined) may not exceed $25 million for JCP&L, $50 million for Met-Ed and $25 million for Penelec outstanding at any one time. Simultaneously, TMI-1 Fuel Corp. entered into a Credit Agreement with First Chicago, as


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Administrative Agent, PNC Bank, National Association,  as Syndication Agent, and
First Chicago Capital Markets, Inc. and PNC Capital Markets, Inc., as Arrangers thereunder and the Banks party thereto ("TMI-1 Credit Agreement"), and each of JCP&L, Met-Ed and Penelec entered into a Security Agreement and Assignment of Contracts dated as of November 5, 1998 with First Chicago, as Collateral Agent. Thereafter, TMI-1 Fuel Corp., through a commercial paper depositary, issued commercial paper under the TMI-1 Credit Agreement in the aggregate face amount of $56,627,000. The proceeds of such issuance were used to pay (i) UBS the amount outstanding under a certain Credit Agreement dated as of November 17, 1995, among UBS, as Arranging Agent, Issuing Bank and Administrative Agent, Canadian Imperial Bank of Commerce, Mellon Bank, N.A. and PNC Bank, National Association as Lead Managers and the Bank's parties thereto, under which TMI-1 Fuel Corp. made borrowings to provide for the acquisition of Nuclear Material and (ii) certain costs associated with the establishment of the TMI-1 Credit Agreement. Such agreements with UBS and related documents were terminated upon the making of such payments to UBS.

                  4. The commercial paper issued by TMI-1 Fuel Corp. on November 5, 1998 was issued at a blended rate of 5.63%. It is expected that TMI-1 Fuel Corp. will issue additional commercial paper or make borrowings under the TMI-1 Credit Agreement to pay for Acquisition Costs as they are incurred from time to time.
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                                   SIGNATURES
                                   ----------

                  PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                       JERSEY CENTRAL POWER & LIGHT COMPANY
                                       METROPOLITAN EDISON COMPANY
                                       PENNSYLVANIA ELECTRIC COMPANY


                              By:      /s/ T. H. Howson
                                       --------------------------------
                                       T.G. Howson, Vice President
                                          and Treasurer





Date:  November 19, 1998

















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